Exhibit 99.2

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Adam Sinding Steenberg

2.	Reason for the notification

a)	Position/status	EVP, Chief Medical and Development Officer

b)	Initial notifica- tion/Amendment	Initial notification

3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Zealand Pharma A/S, CVR-no. 20045078

b)	LEI	549300ITBB1ULBL4CZ12

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Shares

	Identification code	DK0060257814

b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		220.00	5,789

d)	Aggregated information

	- Aggregated volume	5,789
	- Price	1,273,580.00

e)	Date of the transaction	11 December 2019

f)	Place of the transaction	Nasdaq Copenhagen A/S

Updated 5 March 2018